Exhibit 3.185

LIMITED LIABILITY COMPANY AGREEMENT

OF

NORTHSTAR HOSPITAL, LLC

This limited liability company agreement of NORTHSTAR HOSPITAL, LLC, a Delaware limited liability company (the “Company”), effective as of June 21, 2007 (this “Agreement”), is entered into by SMBI Northstar, LLC, a Tennessee limited liability company, as the sole member (the “Member”).

RECITALS:

WHEREAS, the Company was formed on June 21, 2007 as a limited liability company by the filing of a certificate under and subject to the laws of the State of Delaware for the purpose described below; and

WHEREAS, the Member desires to enter into this Agreement to define formally and express the terms of such limited liability company and its rights and obligations with respect thereto.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Member hereby adopts this Limited Liability Company Agreement and hereby agrees as follows:

AGREEMENT:

1.             Name. The name of the limited liability company is Northstar Hospital, LLC.

2.             Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, carrying on any lawful business, purpose or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), as amended from time to time (the “Act”), and engaging in any and all activities necessary or incidental to the foregoing.

3.             Registered Office. The address of the registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle.

4.             Registered Agent. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company.

5.             Authorized Units.  The Company shall be authorized to issue up to 1,000 Units of membership interest in the Company or such greater or lesser number as the Member may determine from time to time.  Schedule A sets forth the number of Units owned by the Member, which represent 100% of the membership interests in the Company.

6.             Member and Capital Contribution. The name and the business address of the Member and the amount of cash or other property contributed or to be contributed by the Member to the capital of the Company is set forth in Schedule A attached hereto and shall be listed on the books and records of the Company. The Member of the Company shall cause the books and records, and the aforementioned Schedule, to be updated from time to time as necessary to accurately reflect the information therein.  The Member shall not be required to make any additional contributions of capital to the Company, although the Member may from time to time agree to make additional capital contributions to the Company.

7.             Powers. The business and affairs of the Company shall be governed and managed by the Member. The Member shall have the power to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by members of a limited liability company under the laws of the State of Delaware or as otherwise provided herein.

8.             Qualification and Election of Officers and Managers.  The Member may elect a President, Secretary and any other officer or manager that the Member considers necessary or desirable for the operation and management of the Company to serve at the pleasure of the Member until his or her earlier termination, resignation or death.  Managers need not be residents of the State of Delaware or a member of the Company.  Any such managerial offices may be held by one or more persons, except that the offices of President and Secretary shall not be held by the same person.

9.             Term.  The term of the Company shall commence on the date of filing of the Certificate of Formation with the Secretary of State of the State of Delaware and shall continue perpetually, unless earlier terminated in accordance with the provisions of this Limited Liability Company Agreement.

10.           Dissolution. The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following: (a) the written consent of the Member or (b) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

11.           Allocation of Profits and Losses. The Company’s profits and losses shall be allocated to the Member.

12.           Distributions. Distributions shall be made to the Member at the times and in the aggregate amounts determined by the Member.

13.           Resignation. The Member shall not resign from the Company (other than pursuant to a transfer of the Member’s entire limited liability company interest in the Company to a single substitute member, including pursuant to a merger agreement that provides for a substitute member pursuant to the terms of this Agreement) prior to the dissolution and winding up of the Company.

14.           Assignment and Transfer. The Member may assign or transfer in whole but not in part its Unit(s) of membership interest to a single acquiror upon the unanimous approval of the Member.  No person may be admitted as a member of the Company without the prior written consent of the Member.

15.           Admission of Substitute Member. A person who acquires the Member’s Unit(s) of membership interest by transfer or assignment shall be admitted to the Company as a member upon the execution of this Agreement or a counterpart of this Agreement and thereupon shall become the “Member” for purposes of this Agreement.

16.           Liability of Member and Representatives. The Member shall not be liable for the debts, liabilities, contracts or other obligations of the Company.  Except as otherwise provided by applicable state law, the Member shall be liable only to make such Member’s capital contribution and shall not be required to lend any funds to the Company or to make any additional capital contributions to the Company.

17.           Indemnification. The Company shall indemnify any individual who is or was a party or is or was threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a manager or officer of the Company against expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such individual in connection with such action, suit or proceeding, to the full extent permitted by applicable law. The right to indemnification conferred in this Section 17 includes the right of such individual to be paid by the Company the expenses incurred in defending any such action in advance of its final disposition: provided, however, that the Company will only make such an advancement of expenses upon delivery to the Company of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified under this Section 17 or otherwise.

18.           Amendment. This Limited Liability Company Agreement may be amended from time to time only with the prior written consent of the Member.

19.           Governing Law. This Limited Liability Company Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Limited Liability Company Agreement as of the 21st day of June, 2007.

SMBI NORTHSTAR, LLC

/s/ Kenneth C. Mitchell
Kenneth C. Mitchell
Vice President

SCHEDULE A

Member and Business Address	Capital Contribution	Units

SMBI Northstar, LLC 40 Burton Hills Boulevard Suite 420 Nashville, TN 37215		$1,000